RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on July 27, 2012 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		      21,901,067
	    Susan E. Burns 		      21,862,942
	    Christopher M. Kostiz             21,882,837
	    Janice E. Loichle	              21,841,742
	    Thomas L. Saeli	              21,852,485

      2.  To ratify the selection of Cohen Fund Audit Services,
Ltd. as independent accountants of the COMPANY for the fiscal year ending December 31, 2012.

Votes For:                21,720,579
Votes Against:                35,421
Votes to Abstain:            394,182